UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 333-274448

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Overview

The Company’s operating history began in 1993 when Fenbo Industries Limited was founded in Hong Kong by Mr. Li Kin Shing as a toy manufacturer and distributor. As the toy market deteriorated, he founded Able Industries Limited in 2005 in Hong Kong and shifted the operations to the manufacturing and sales of personal care electric appliances. The manufacturing subsidiary, Fenbo Plastic Products Factory (Shenzhen) Ltd., located in Guangdong, PRC, was formed in the PRC in 2010 and is capable of producing over three million units per year. The Company currently act as both an original equipment manufacturer and historically have also served as an original design manufacturer. For more information, please visit the Company’s website at http://www.fenbo.com.

On November 30, 2023, the Company commenced the listing of its ordinary shares on the Nasdaq Capital Market under the ticker symbol “FEBO”. On December 1, 2023, the Company closed its initial public offering of 1 million ordinary shares at a public offering price of US$5 per share for total gross proceeds of US$5 million.

Financial Highlights - Fiscal Year 2024 First Half Financial Results Compared to Fiscal Year 2023 First Half Financial Results

●	Revenues were HK$66.9 million for the six months ended June 30, 2024, a 14.2% increase from HK$58.6 million for the six months ended June 30, 2023;

●	Gross profit was HK$14.9 million for the six months ended June 30, 2024, or 22.3% of revenues compared to HK$10.5 million, or 17.9% of revenues for the six months ended June 30, 2023;

●	Net loss was HK$1.9 million for the six months ended June 30, 2024, compared to net income of HK$0.2 million for the six months ended June 30, 2023;

●	Basic and diluted (loss) per share (“EPS”) was (HK$0.17) per share for the six months ended June 30, 2024 compared to income per share of HK$0.02 for the six months ended June 30, 2023; and

●	Cash and cash equivalents were HK$25.9 million as of June 30, 2024, a 44.1% decrease from HK$46.3 million as of December 31, 2023

The following table shows our Statement of Operations data for the six-month periods ended June 30, 2024 in HK$ and US$, and 2023 in HK$. For further information regarding the results of our operations, see our unaudited interim condensed consolidated financial statements appearing elsewhere in this Report.

Unaudited Financial Results for the Six Months Ended June 30, 2024 and 2023

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000

Revenues	58,567	66,887	8,566
Cost of sales	(48,088)	(51,948)	(6,653)
Gross profit	10,479	14,939	1,913

Operating expenses:
Selling and marketing expenses	(949)	(1,106)	(142)
General and administrative expenses	(8,660)	(16,050)	(2,056)
Total operating expenses	(9,609)	(17,156)	(2,198)

Income (loss) from operations	870	(2,217)	(285)

Other (expense) income:
Exchange gain, net	521	216	28
Loss on disposal of property, plant, and equipment	(1)	-	-
Interest income	10	253	32
Interest expense	(936)	(304)	(39)
Government grant	-	140	18
Other income, net	59	87	11
Total other (expense) income	(347)	392	50

Income (expense) before tax expense	523	(1,825)	(235)
Income tax expense	(285)	(76)	(10)
Net income (loss)	238	(1,901)	(245)

Other comprehensive income
Foreign currency translation loss, net of taxes	(1,246)	(600)	(77)

Total comprehensive loss	(1,008)	(2,501)	(322)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	2.38	(17.19)	(2.20)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	10,000,000	11,057,005	11,057,005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six-month period ended June 30, 2024 and for the comparable period ended June 30, 2023, and its financial condition as of June 30, 2024, should be read in conjunction with the Company’s unaudited Consolidated Statements of Income and Comprehensive Income for the six-month periods ended June 30, 2024 and 2023, and its unaudited Consolidated Balance Sheet as of June, 30 2024 and the notes thereto that are included elsewhere in this Report on Form 6-K. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Revenues

Revenue increased by HK$8.3 million, or 14.2%, to HK$66.9 million (US$8.6 million) for the six months ended June 30, 2024 compared to HK$58.6 million for the same period in 2023 primarily because of the increase in revenue for our flat irons and hair straighteners products.

During our six months ended June 30, 2024, the negative impact of the COVID-19 pandemic had greatly subsided, and industries, including consumer confidence, returned to normalcy as compared to the continued negative impact of the COVID-19 pandemic on businesses during the first half of 2023. Despite the COVID-19 pandemic has come to an end, geopolitical conflicts such as the Russia-Ukraine conflict and the Israeli-Palestinian conflict persisted. The consequent disruption of the global supply chain affected the recovery of economic activity and drove inflation up significantly. Moreover, major central banks’ aggressive interest rate hikes significantly increased the complexity and uncertainty of the economic development environment. Against the backdrop of challenging macroeconomic conditions, the consumer goods and manufacturing businesses have been affected and the recovery in consumer demand has been slow. Despite the Company is affected by the weak consumer sentiment and pressure from retails sales, it would continue to put efforts on improving the competitiveness of its high quality products together with bolstering its research and development capabilities with an aim to enhancing its market share in its existing business and achieving a long-term relationship with its customers.

Cost of sales

Cost of sales included cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles, and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and other taxes. We currently do not hedge our raw materials position, and we monitor raw material price trends closely to manage our production needs.

For the six months ended June 30, 2024, cost of sales increased to HK$51.9 million (US$6.7 million), representing an increase by HK$3.9 million from HK$48.1 million in the same period in 2023. The fluctuation of cost of sales was in line with the increase in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2024, was HK$14.9 million (US$1.9 million), an increase of HK$4.5 million from HK$10.5 million for the same period in 2023.

Selling and marketing expenses

Major components of selling and marketing expenses are packaging expenses, transportation costs and custom declarations. For the six months ended June 30, 2024, selling and marketing expenses was HK$1.1 million (US$0.1 million), which increased by HK$0.2 million from HK$0.9 million in the same period in 2023. The increase during the six months ended June 30, 2024 from the same period in 2023 was due mainly to an increase in overall level of shipping of products.

General and administrative expenses

General and administrative expenses consist primarily of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration and others. General and administrative expenses increased by HK$7.4 million from HK$8.7 million for the six months ended June 30, 2023 to HK$16.1 million (US$2.1 million) for the six months ended June 30, 2024. This increase was due mainly to the increase in (i) staff costs and insurance expenses to provide support for the business expansion and (ii) listing annual fee and legal and professional fees for post-listing administrative support during the six months ended June 30, 2024.

Income (loss) from operations

The income from operations decreased by HK$3.1 million from the income from operations of HK$0.9 million for the six months ended June 30, 2023 to the loss from operations of HK$2.2 million for the six months ended June 30, 2024. The deterioration in the financial performance from operations during the six months ended June 30, 2024 were primarily due to the combined effects of the increase of gross profit of HK$4.5 million and the increase of general and administrative expenses of HK$7.4 million during the six months ended June 30, 2024.

Other income (expenses), net

Major components of other income (expense) are exchange gain and loss, gain/loss on disposal of property, plant and equipment, sundry income, government grant and bank interest income. For the six months ended June 30, 2024, net income was HK$0.4 million (US$0.1 million), which increased by HK$0.7 million from net expenses of HK$0.3 million in the same period in 2023. The increase was due mainly to the decrease in interest expenses recognized during the six months ended June 30, 2024.

Net income (loss)

The net income decreased by HK$2.1 million from a net income of HK$0.2 million for the six months ended June 30, 2023 to a net loss of HK$1.9 million (US$0.2 million) for the six months ended June 30, 2024. The decrease in the net income during the six months ended June 30, 2024 was mainly attributable to the cumulative effect of the reasons set out above.

Earnings per Share - Basic and Diluted

Loss per basic and diluted share for the six months ended June 30, 2024 was HK$0.17, compared to earnings per basic and diluted share of HK$0.02 for the comparable period of 2023.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of the Company’s wholly owned subsidiaries consisting of Able Industries Limited, Fenbo Industries Limited and Fenbo Plastic Products Factory (Shenzhen) Limited. As of June 30, 2024 and 2023, its cash balance was HK$25.9 million (US$3.3 million) and HK$21.3 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000
Net cash provided by (used in) operating activities	7,232	(23,299)	(2,985)
Net cash used in investing activities	(50)	(37)	(5)
Net cash provided by financing activities	376	2,769	355

Cash Flows

The following summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2023:

Cash provided by (used in) operating activities

For the six months ended June 30, 2024, net cash used in operating activities of HK$23.3 million (US$3.0 million) was primarily the result of the net loss of HK$1.9 million (US$0.2 million) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.3 million (US$33,000), amortization of right to use assets of HK$2.7 million (US$0.3 million) and interest on lease liabilities of HK$60,000 (US$8,000). Change in operating activities mainly included increase in account payables of HK$2.8 million (US$0.4 million) and offset by an increase in accounts receivable of HK$14.6 million (US$1.9 million) and payment on lease of HK$3.2 million (US$0.4 million), decrease in other payables and accrued liabilities of HK$4.2 million (US$0.5 million), increase in inventories of HK$1.0 million (US$0.1 million), increase in prepaid expenses and other current assets of HK$4.3 million (US$0.5 million).

For the six months ended June 30, 2023, net cash provided by operating activities of HK$7.2 million was primarily the result of the net income of HK$0.2 million as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.2 million, amortization of right to use assets of HK$2.7 million, interest on lease liabilities of HK$0.2 million and loss on disposal of property, plant, and equipment of HK$1,000. Change in operating activities mainly included decrease in accounts receivable of HK$1.5 million, decrease in inventories of HK$2.4 million, increase in account payables of HK$4.7 million, and partially offset by an increase in prepaid expenses and other current assets of HK$0.8 million, decrease in other payables and accrued liabilities of HK$1.0 million, and payment on lease of HK$3.0 million.

Cash used in investing activities

For the six months ended June 30, 2024, net cash used in investing activities was HK$37,000 (US$5,000) for the purchase of property, plant, and equipment.

For the six months ended June 30, 2023, net cash used in investing activities was HK$50,000 for the purchase of property, plant, and equipment.

Cash provided by financing activities

For the six months ended June 30, 2024, net cash from financing activities of HK$2.8 million (US$0.4 million) was mainly due to the proceeds from issuance of ordinary shares of HK$2.1 million (US$0.3 million) and the advances from related parties of HK$0.7 million (US$0.1 million).

For the six months ended June 30, 2023, net cash from financing activities of HK$0.4 million represented the advance from related parties.

Capital Expenditures

The Company had capital expenditures of HK$37,000 and HK$50,000 for the six months ended June 30, 2024 and 2023, respectively. Our capital expenditures were mainly for office equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 3, 2024	FENBO HOLDINGS LIMITED

/s/ Li Siu Lun Allan
Li Siu Lun Allan
Chief Executive Officer, Chairman and Director

Exhibit No.	Description
99.1	Press Release dated October 3, 2024
99.2	Index to Interim Condensed Consolidated Financial Statements